Exhibit 21

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he knows or has reason to believe that such information is inaccurate.

Dated: February 28, 2006

By:	/s/ Michael W. Johnson
Name:	Michael W. Johnson

By:	/s/ Jeffrey D. Peotter
Name:	Jeffrey D. Peotter

By:	/s/ Allan R. Spies
Name:	Allan R. Spies

By:	/s/ Duane Wentworth
Name:	Duane Wentworth